DAVIS LEGAL ADVISORS since 1892
& company

RECEIVED
2005 MAR -7 P 12:

from the office of: Donna L. Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

February 25, 2005

file number: 50277-00001

Office of International Corporat
c/o Securities and Exchange Co
450 - 5th Street N. W.
Washington, DC 20549



SUPPL

Dear Sirs:

Re: GGL Diamond Corp. – Exemption No. 82-1209

We are solicitors for GGL Diamond Corp. which was issued an exemption pursuant to Rule 12(g)3-2(b) under the Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS & COMPANY

Per: Donna L. Ornstein
Donna L. Ornstein
Legal Assistant

PROCESSED
MAR 08 2005
THOMSON FINANCIAL

DLO/ram
Encls.

February 25, 2005

GGL DIAMOND CORP.

Rule 12(g)3-2(b)(1)(i)

INDEX

1. Materia[illegible] led with the British Columbia ("BC") Registrar of Companies as required by the *Business Corporations Act* (British Columbia and regulations thereunder) and with the Registrars of Companies or regulators as required to maintain the Company's registration in the Northwest Territories/Nunavut Territory ("NWT")

(a) Incorporation Documents

(i)	BC	Not Applicable

(b) Extra-provincial Registration

(i)	NWT	Not Applicable

(c) Annual Reports

(i)	BC (Form 6)	Not Applicable
(ii)	NWT (Form 27)	Not Applicable

(d) Notices Filed with Registrar of Companies

(i)	BC	Not Applicable
(ii)	NWT	Not Applicable

(e) Special Resolution

(i)	BC	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations thereunder, under National Policy No. 41 and under Multilateral Instrument 45-102

(a) Annual Report (including annual audited financial statements and auditor's report thereon and Management Discussion and Analysis) — Not Applicable

(b)	Annual Information Form	Not Applicable
(c)	Notice of Filing Annual Information Form	Not Applicable
(d)	Quarterly Interim Financial Statements and Management Discussion and Analysis	Not Applicable
(e)	News Releases	Not Applicable
(f)	BC Form 51-102F3, Material Change Report	Not Applicable
(g)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	February 15, 2005
(h)	Notice of AGM or EGM, Proxy and Information Circular	February 15, 2005
(i)	Report of Exempt Distribution (Form 45-103F4)	Not Applicable
(j)	Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102, Resale of Securities	Not Applicable
(k)	Prospectus	Not Applicable
(l)	Amendment to Prospectus	Not Applicable
(m)	Takeover Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(o)	Issuer Bid Circular	Not Applicable
(p)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(q)	Initial Acquisition Report	Not Applicable
(r)	Subsequent Acquisition Reports	Not Applicable
(s)	Notice of Intention to Sell by a Control Person	Not Applicable

(t)	Notice of Change of Auditor pursuant to National Policy 31	Not Applicable

3. Materials filed with the TSX Venture Exchange ("the Exchange") (as required by its rules and policies)

(a)	Exchange Filing Statement	Not Applicable
(b)	BC Form 51-102F3, Material Change Report	Not Applicable
(c)	Annual Report (including annual audited financial statements and auditor's report thereon and Management Discussion and Analysis)	Not Applicable
(d)	Quarterly Interim Financial Statements and and Management Discussion and Analysis	Not Applicable
(e)	News Releases	Not Applicable
(f)	Annual Information Form	Not Applicable
(g)	Notice of Filing Annual Information Form	Not Applicable
(h)	Exchange Offering Prospectus or Short Form Offering	Not Applicable
(i)	Amendment to Exchange Offering Prospectus or Short Form Offering	Not Applicable
(j)	Notice of AGM or EGM, Proxy and Information Circular	February 15, 2005
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(o)	Notice of Intention to Sell by a Control Person	Not Applicable

(p)	Notice of Dividends	Not Applicable
(q)	Notice of Proposed Private Placement – Exchange Form 4B, Declaration of Certified Filing	Not Applicable
(r)	Notice of Expedited Private Placement Form 4B, Private Placement Notice Form (Expedited)	Not Applicable
(s)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C, Transaction Summary Form	Not Applicable
(t)	Notice of Grant Stock Options – Exchange Form 4G, Summary Form – Incentive Stock Options	Not Applicable

4. Materials distributed to security holders (as required by the *Business Corporations Act* (British Columbia) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta) and regulations thereunder National Policy No. 41 and the rules and policies of the Exchange)

(a)	Annual Report (including annual audited financial statements and auditor's report thereon and Management Discussion and Analysis)	Not Applicable
(b)	Interim Financial Statements (including interim financial statements) for the three-, six- and nine-month periods and following each fiscal year-end, and Management Discussion and Analysis	Not Applicable
(c)	Prospectus	Not Applicable
(d)	Amendment to Prospectus	Not Applicable
(e)	Issuer Bid Circular	Not Applicable
(f)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption No. [illegible]



Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

February 15, 2005

Dear Sirs: All applicable Exchanges and Commissions

Subject: GGL DIAMOND CORP

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type : Annual General and Special Meeting
2. CUSIP/Class of Security entitled to receive notification : 361703101/CA3617031016/COMMON
3. CUSIP/Class of Security entitled to vote : 361703101/CA3617031016/COMMON
4. Record Date for Notice : 18/03/2005
5. Record date for Voting : 18/03/2005
6. Beneficial Ownership determination date : 18/03/2005
7. Meeting Date : 12/05/2005
8. Meeting Location : Vancouver

Yours Truly

"Stacey McGlynn"
Assistant Account Manager
Stock transfer Department
Tel: 604.661.9400 Ext 4204
Fax: 604.661.9401